SECURI 10029078 SION

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SEC FILE NUMBER
8- 53396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Park Avenue, 2nd Floor
(No. and Street)

Laguna Beach (City) CA (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris E. Menrad 949-376-1201 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris E. Menrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Creet Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE OF ACKNOWLEDGMENT

State of ***California***)

County of ***Orange***)

On FEB 23, 2010 before me ***Mehdi Zahedi, N.P.*** Personally appeared

- CHRIS EUGENE MENRAD -

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he//she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MEHDI ZAHEDI
COMM. # 1786625
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 23, 2011

Signature [signature]
Mehdi Zahedi, N.P.

Notary Seal

OPTIONAL

Though the information below is not required by law, it may prove valuable to person(s) relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Title or type of Document Annual Audited Report; Form X-17A5

Document Date N/A Number of pages: 3 (including this page)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SALT CREEK SECURITIES, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

I have audited the accompanying statement of financial condition of Salt Creek Securities, LLC as of December 31, 2009 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Salt Creek Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Salt Creek Securities, LLC as of December 31, 2009 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2010

SALT CREEK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and equivalent	$	44,856
Clearing broker deposit		102,835
Commissions receivable		9,847
Prepaid expense		2,919
Property and equipment, at cost, net of accumulated depreciation of $20,110		1,187
Total Assets	$	161,644
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	5,070
Income taxes payable		2,500
Total Liabilities		7,570
Members' Equity		154,074
Total Liabilities and Members' Equity	$	161,644

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions	$ 715,961
Other income	233
Total Revenue	716,194
Expenses	
Clearing charges	69,109
Consulting	49,149
Data services	39,295
Depreciation	2,298
Execution fees	139,536
Insurance	6,410
Rent	11,062
Salaries and payroll taxes	185,487
Telephone	3,619
Travel and entertainment	1,109
All other expenses	2,972
Total Expenses	510,046
Net Income before Tax Provision	206,148
Income Tax Provision	3,300
Net Income	$ 202,848

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$	152,258
Net Income		202,848
Distribution of capital		(201,032)
Balance, December 31, 2009	$	154,074

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net income	$	202,848
Depreciation and amortization		2,298
Changes in operating assets and liabilities:		
Clearing broker deposit		69
Commissions receivable		168,283
Other receivable		(2,919)
Income taxes payable		(800)
Accrued expenses		(151,214)
Net cash provided by operating activities		218,565
Cash Flows for Acquisition Activities:		
Fixed asset purchases		(1,781)
Cash Flows for Investing Activities:		
Capital distribution		(201,031)
Net decrease in cash		15,753
Cash - beginning of the year		29,103
Cash - December 31, 2009	$	44,856
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	6,800

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company is a California limited liability company with offices in Laguna Beach, California and New York City, New York.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients. See Note 3 "Concentrations of Credit Risks."

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Securities Transactions
Securities transactions are executed and settled by an independent securities clearing company. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

Furniture and Equipment
Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $2,500 fee.

NOTE 2 – FURNITURE AND EQUIPMENT

As of December 31, 2009, furniture and equipment consists of the following:

Equipment	$ 21,297
Less: accumulated depreciation:	(20,110)
	$ 1,187

For the year ended December 31, 2009, depreciation expense was $2,298.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk. See Note 6 "Concentration of Revenue".

NOTE 4 – COMMITMENTS

The Company leases its office space on a short term basis.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(k) plan from the date of employment. The Company's contribution to the plan is at the discretion of management. No Company contributions were made to the plan during the year ending December 31, 2009.

NOTE 6 – CONCENTRATION OF REVENUE

The Company receives 100% of its revenue from one source. See Note 3 "Concentration of Credit Risk".

NOTE 7 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 9.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SALT CREEK SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 154,074
Nonallowable assets:	
Property and equipment, at cost, net of accumulated depreciation of $20,110	(1,187)
Prepaid expense	(2,919)
Net Capital	$ 149,968
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 505
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 144,968
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 149,211
Computation of Aggregate Indebtedness	
Total liabilities	$ 7,570
Aggregate indebtedness to net capital	0.05

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 152,468
Variance -	
Increase in income taxes payable	(2,500)
Net Capital per Audited Report	$ 149,968

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Salt Creek Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SALT CREEK SECURITIES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Salt Creek Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Part II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Salt Creek Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Salt Creek Securities, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Salt Creek Securities, LLC
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Members
Salt Creek Securities, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Salt Creek Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Salt Creek Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Salt Creek Securities, LLC's management is responsible for the Salt Creek Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entry to the check register and compared to check issued January 13, 2009 noting no difference.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the quarter ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the quarter ending December 31, 2009 noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Members
Salt Creek Securities, LLC
Los Angeles, California

<u>SIPC Supplemental Report page 2</u>

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. Compared the amount due to subsequent payment as reported in the check register noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2010